# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001570585
Persons authorized to receive notices and communications: Bryan H. Hall, Liberty Global Ltd., 1550 Wewatta Street, Suite 1000, Denver, Colorado (CO), 80202, 1-303-220-6600

## Reporting persons
- Liberty Global Ltd. (CIK 0001570585): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 7,035,969; sole dispositive power 0; shared dispositive power 7,035,969; aggregate amount beneficially owned 7,035,969 (2.5% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the 37,867,658 common shares, no par value (the "Common Shares"), of Lionsgate Studios Corp. (formerly known as Lionsgate Studios Holding Corp.) (the "Issuer") held by various funds affiliated with MHR Fund Management LLC ("MHR") and Mark H. Rachesky ("Dr. Rachesky"), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (13) is based on an aggregate 285,688,681 Common Shares outstanding as of May 6, 2025, based on information provided by the Issuer to the Reporting Persons.
- Liberty Global Ventures Limited (CIK 0001658493): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 7,035,969; sole dispositive power 0; shared dispositive power 7,035,969; aggregate amount beneficially owned 7,035,969 (2.5% of the class); the aggregate amount excludes certain shares
  Comment: The amounts listed above do not include the 37,867,658 Common Shares held by various funds affiliated with MHR and Dr. Rachesky, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting Agreement. See Items 5 and 6 of this Schedule 13D.
  
  The percentage calculated in Row (13) is based on an aggregate 285,688,681 Common Shares outstanding as of May 6, 2025, based on information provided by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by Liberty Global Ltd., an exempted company limited by shares organized under the laws of Bermuda ("Liberty Global"), and Liberty Global Ventures Limited, a private limited company organized under the laws of England and Wales and a wholly owned subsidiary of Liberty Global ("LGVL" and, together with Liberty Global, the "Reporting Persons" and each a "Reporting Person"). The agreement among the Reporting Persons relating to the joint filing of this Statement is included as Exhibit 99.1 to this Statement.

The name of each director and executive officer of the Reporting Persons is set forth on Exhibit 99.2 to this Statement and incorporated herein by reference.
Residence or business address:
The address of the principal office of Liberty Global is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal office of LGVL is Griffin House, 161 Hammersmith Rd, London W6 8BS, United Kingdom; beginning on May 12, 2025, this address will be changed to 120 King's Road, London SW3 4TR, United Kingdom.

The business address of each director and executive officer of the Reporting Persons is set forth on Exhibit 99.2 to this Statement and incorporated herein by reference.
Present principal occupation or employment:
Liberty Global is a dynamic team of operators and investors generating and delivering shareholder value through the strategic management of three platforms -- Liberty Telecom, Liberty Growth and Liberty Services.

LGVL is a wholly owned subsidiary of Liberty Global and its principal business activity is to hold investments, including the Common Shares reported on this Statement, for Liberty Global.

The present principal occupation of each director and executive officer of the Reporting Persons is set forth on Exhibit 99.2 to this Statement and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor, to the best of the knowledge of each Reporting Person, any of such Reporting Person's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons nor, to the best of the knowledge of each Reporting Person, any of such Reporting Person's directors or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Liberty Global is organized in Bermuda.

LGVL is organized in England and Wales.

The citizenship of each director and executive officer of the Reporting Persons is set forth on Exhibit 99.2 to this Statement and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 6, 2025, Lions Gate Entertainment Corp., a British Columbia corporation ("Old Lionsgate"), the former parent company of the Issuer, completed the separation of Old Lionsgate's motion picture and television studio operations (the "Studios Business") from the other businesses of Old Lionsgate, including the STARZ-branded premium subscription platforms (the "Starz Business"), through a series of transactions (the "Separation Transactions") that resulted in the pre-transaction shareholders of Old Lionsgate owning shares in two separately traded public companies: (1) Old Lionsgate, which has been renamed Starz Entertainment Corp. and which holds, directly and through subsidiaries, the Starz Business, and (2) the Issuer, which holds, directly and through subsidiaries, the Studios Business.

In connection with the completion of the Separation Transactions, among other things:

o Old Lionsgate's shareholders, including LGVL, first received in exchange for each outstanding Class A voting share of Old Lionsgate ("Old Lionsgate Class A Share") that they held prior to the closing of the Separation Transactions:

o One Class A voting common share of the Issuer ("New Lionsgate Class A Share"); and

o One Class C preferred share, with one-half of a vote per share, of the Issuer ("New Lionsgate Class C Preferred Share").

o Old Lionsgate's shareholders, including LGVL, first received, in exchange for each outstanding Class B non-voting share of Old Lionsgate ("Old Lionsgate Class B Share") that they held prior to the closing of the Separation Transactions:

o One Class B non-voting common share of the Issuer ("New Lionsgate Class B Share"); and

o One New Lionsgate Class C Preferred Share.

o Such exchange transactions by Old Lionsgate's shareholders are collectively referred to as the "Initial Share Exchange."

o Old Lionsgate then changed its name to Starz Entertainment Corp. and created a new class of voting common shares ("Starz Common Shares").

o The Issuer also then created a new class of common shares, the Common Shares, and the Issuer's shareholders (formerly Old Lionsgate's shareholders, including LGVL) received, in exchange for each:

o New Lionsgate Class A Share they held, together with each New Lionsgate Class C Preferred Share they held and which was issued in exchange for a Voting Share in the Initial Share Exchange, 1.12 Common Shares and 1.12 Starz Common Shares; and

o New Lionsgate Class B Share they held, together with each New Lionsgate Class C Preferred Share they held and which was issued in exchange for a Non-Voting Share in the Initial Share Exchange, one Common Share and one Starz Common Share.

Immediately prior to the Separation Transactions, LGVL held 4,049,972 Old Lionsgate Class A Shares and 2,500,000 Old Lionsgate Class B Shares. As a result of the Separation Transactions described above, such Old Lionsgate Class A Shares and Old Lionsgate Class B Shares were converted into an aggregate of 7,035,969 Common Shares and 7,035,969 Starz Common Shares (which Starz Common Shares were then subject to a 15-to-1 reverse stock split in connection with the Separation Transactions).

## Item 4. Purpose of Transaction
Purpose of transaction:
LGVL acquired beneficial ownership of the Common Shares reported on this Statement pursuant to the Separation Transactions, which were completed on May 6, 2025 (see Item 6 of this Statement, which is incorporated herein by reference). In connection with the acquisition of such Common Shares, LGVL and Liberty Global entered into the Investor Rights Agreement, the Voting Agreement and the Registration Rights Agreement with the Issuer and the other parties thereto (see Item 6 of this Statement, which is incorporated herein by reference).

As strategic shareholders, the Reporting Persons may from time to time, through their designee (if any) to the Issuer's board of directors (the "Issuer's Board") or otherwise, and subject to the terms of the Investor Rights Agreement and the Voting Agreement, engage in discussions with, and contribute their commercial expertise to, the Issuer's Board and the Issuer's management with respect to the management, operations, business, and financial condition of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Common Shares.

The Reporting Persons may at any time or from time to time determine, either alone or as part of a group, and subject to the terms of the Investor Rights Agreement and the Voting Agreement, (a) to acquire additional securities of the Issuer, through open-market purchases, privately negotiated transactions or otherwise, (b) to dispose all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, neither Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGVL holds all 7,035,969 of the Common Shares directly. Because LGVL is a direct wholly owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 7,035,969 Common Shares and share voting and dispositive power over the Common Shares with LGVL.

The Reporting Persons are required to vote the Common Shares in respect of certain matters in accordance with the Voting Agreement (as defined in Item 6 of this Schedule 13D). See the description of the Voting Agreement in Item 6 of this Schedule 13D, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Mammoth Funds (as defined in Item 5 of this Statement) or their affiliates (including MHR and Dr. Rachesky) (together, the "Other Parties"). As a result of the Investor Rights Agreement and Voting Agreement described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Common Shares beneficially owned by the Other Parties and their respective affiliates. Based on a Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (the "Mammoth Funds") and Dr. Rachesky beneficially own an aggregate of 37,867,658 Common Shares (approximately 13.3% of the total number of Common Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: LGVL acquired beneficial ownership of the Common Shares reported on this Statement pursuant to the Separation Transactions, which were completed on May 6, 2025. Item 3 of this Statement is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investor Rights Agreement

On May 6, 2025, LGVL and Liberty Global entered into an investor rights agreement with the Issuer, MHR and the Mammoth Funds (the "Investor Rights Agreement"). The Investor Rights Agreement provides that for so long as Liberty Global and its controlled affiliates beneficially own at least 5,000,000 Common Shares in the aggregate, the Issuer will include one designee of Liberty Global on its slate of director nominees for election to the Issuer's Board at each future annual meeting of the Issuer's shareholders. Michael T. Fries, President and Chief Executive Officer of Liberty Global, is the initial designee of Liberty Global.

The Investor Rights Agreement further provides that (1) for so long as funds affiliated with MHR beneficially own at least 10,000,000 Common Shares in the aggregate, the Issuer will include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the Issuer's Board) on its slate of director nominees for election to the Issuer's Board at each future annual meeting of the Issuer's shareholders, (2) for so long as funds affiliated with MHR beneficially own at least 7,500,000 Common Shares, but less than 10,000,000 Common Shares, in the aggregate, the Issuer will include two designees of MHR on its slate of director nominees for election to the Issuer's Board at each future annual meeting of the Issuer's shareholders, and (3) for so long as funds affiliated with MHR beneficially own at least 5,000,000 Common Shares, but less than 7,500,000 Common Shares, in the aggregate, the Issuer will include one designee of MHR on its slate of director nominees for election to the Issuer's Board at each future annual meeting of the Issuer's shareholders.

Liberty Global agreed in the Investor Rights Agreement that if it or any of its controlled affiliates sell or transfer any of their Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Investor Rights Agreement, subject to certain exceptions.

The Issuer also agreed in the Investor Rights Agreement to provide Liberty Global and MHR with certain pre-emptive rights on Common Shares that the Issuer may issue in the future for cash consideration.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is included as Exhibit 99.3 to this Statement and incorporated herein by reference.

Voting Agreement

On May 6, 2025, LGVL and Liberty Global entered into a voting agreement with the Issuer, MHR and the Mammoth Funds (the "Voting Agreement"). Under the Voting Agreement, Liberty Global agreed to vote, in any vote of the Issuer's shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving the Issuer or any of the Issuer's subsidiaries (and any proposal relating to the issuance of capital, any increase in the authorized capital or, subject to certain exceptions, any amendment to any constitutional documents in connection with any of the foregoing), all of the Common Shares beneficially owned by it and its controlled affiliates in excess of 18.5% of the Issuer's outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Global and its affiliates.

In addition, Liberty Global and MHR agreed that for so long as either of them has the right to nominate at least one representative to the Issuer's Board, each of them will vote all of the Common Shares owned by them and their respective controlled affiliates in favor of the other's respective director nominees, subject to certain exceptions set forth in the Voting Agreement.

Under the Voting Agreement, Liberty Global agreed that if it or any of its controlled affiliates sells or transfers any of its Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is included as Exhibit 99.4 to this Statement and incorporated herein by reference.

Registration Rights Agreement

On May 6, 2025, LGVL entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"), which provides LGVL (together with certain of its affiliates) with certain registration rights, subject to the terms and conditions set forth therein. Among other things, LGVL is entitled to two demand registration rights to request that the Issuer register all or a portion of its Common Shares. In addition, in the event that the Issuer proposes to register any Common Shares or securities convertible into or exchangeable for Common Shares, either for the Issuer's own account or for the account of other security holders, LGVL will be entitled to certain "piggyback" registration rights allowing LGVL to include its shares in such registration, subject to customary limitations.

The registration rights described above will terminate on the first anniversary of the date that LGVL (together with certain of its affiliates) (i) beneficially owns less than 5,713,774 Common Shares (2% of the Common Shares outstanding at the time of the consummation of the Separation Transactions) and (ii) ceases to have a designated representative on the Issuer's Board.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 99.5 to this Statement and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
-----------------------------------------------------------------------------------------------------------------------------------------
99.1 Joint Filing Agreement, dated as of May 8, 2025, between LGVL and Liberty Global.

99.2 Executive Officers and Directors of the Reporting Persons.

99.3 Investor Rights Agreement, dated as of May 6, 2025, by and among the Issuer, LGVL, Liberty Global, MHR and the Mammoth Funds (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Issuer on May 7, 2025).
https://www.sec.gov/Archives/edgar/data/2052959/000119312525114482/d927789dex1011.htm

99.4 Voting Agreement, dated as of May 6, 2025, by and among the Issuer, LGVL, Liberty Global, MHR and the Mammoth Funds (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on May 7, 2025).
https://www.sec.gov/Archives/edgar/data/2052959/000119312525114482/d927789dex108.htm

99.5 Registration Rights Agreement, dated as of May 6, 2025, between the Issuer and LGVL (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer on May 7, 2025).
https://www.sec.gov/Archives/edgar/data/2052959/000119312525114482/d927789dex109.htm

## Signatures
- Liberty Global Ltd.: /s/ Bryan H. Hall, Bryan H. Hall / Executive Vice President, General Counsel and Secretary (05/08/2025)
- Liberty Global Ventures Limited: /s/ Jeremy Evans, Jeremy Evans / Director (05/08/2025)